

19003255

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

SE

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35870 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

| Birmingham | AL | 35203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford L. Phelan — (205) 521-9390
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, LLC
(Name – *if individual, state last, first, middle name*)

| 2500 Acton Road | Birmingham | AL | 35243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

My Commission Expires August 16, 2022


MONICA JENKINS VERCHER
Notary Public
Alabama State at Large

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NBC SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

**NBC SECURITIES, INC.**

**TABLE OF CONTENTS**

**DECEMBER 31, 2018**

---


Warren
Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NBC Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Warren Averett, LLC*

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 22, 2019

**NBC SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 721,871 |
| Deposits with clearing organizations | 550,000 |
| Securities owned - at fair value | 1,000,000 |
| Receivables from broker-dealers and clearing organizations | 762,276 |
| Premises and equipment, net | 161,924 |
| Other assets | 683,398 |
| **TOTAL ASSETS** | $ 3,879,469 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| | |
| **LIABILITIES** | |
| Payable to broker-dealers and clearing organizations | 4,167 |
| Income taxes payable | 17,402 |
| Deferred income taxes | 81,049 |
| Accounts payable, accrued expenses and other liabilities | 930,622 |
| **TOTAL LIABILITIES** | $ 1,033,240 |
| | |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $1 par value – 100 shares authorized, issued and outstanding | 100 |
| Additional paid-in capital | 2,629,298 |
| Retained earnings | 216,831 |
| | |
| Total stockholder's equity | 2,846,229 |
| | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 3,879,469 |

See notes to the Statement of Financial Condition.

NBC SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

## 1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a dually registered broker-dealer investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts.

### Premises and Equipment

Premises and Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated.

### Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740. There are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

### Recently Adopted or Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This accounting standard will require organizations that lease assets to recognize on their Statement of Financial Condition the present value of the leased assets and the related lease liabilities to reflect the rights and obligations created by those leases. To comply with this FASB accounting standard, the Company has adopted ASU 2016-02 effective January 1, 2019. The accounting impact of the ASU will be to record "Right of Use Assets" and corresponding "Lease Liabilities" aggregating approximately $1,344,000, which are primarily related to the Company's lease obligations for various office space locations, and which will be amortized over the remaining lives of the respective leases.

## 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The SEC has issued a no-action letter, dated November 8, 2016, regarding the accounting treatment of the Right of Use Assets and Lease Liabilities under SEC Rule 15c3-1, the Net Capital Rule, whereby broker-dealers may treat the recorded Right of Use Assets as allowable assets under the net capital computation, to the extent of the related operating lease liability. Accordingly, adoption of ASU 2016-02 will have no material impact on the Company's reported Net Capital.

### Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2018, through the date of the issued Statement of Financial Condition. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2018 Statement of Financial Condition.

## 3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018 consists of the following:

| | Receivable | Payable |
|---|---|---|
| Receivables from and payables to broker-dealers and clearing organizations | $ 762,276 | $ 4,167 |

## 4. PREMISES AND EQUIPMENT, NET

A summary of Premises and Equipment at December 31, 2018, was as follows:

| | |
|---|---|
| Computer equipment | $ 444,885 |
| Office equipment | 412,022 |
| Leasehold improvements | 52,380 |
| | 909,287 |
| Accumulated depreciation | (747,363) |
| | $ 161,924 |

## 5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

## 6. RELATED PARTIES

The Company has outstanding loans receivable from employees totaling $356,846 as of December 31, 2018, which are included in Other Assets in the Statement of Financial Condition. Under the terms of the related notes, the loans are forgiven on a monthly basis over the respective term of the loan dependent on the employee maintaining employment with the Company.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2018, the Company had net capital of $1,941,066 which was $1,691,066 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2018; therefore, the percentage of net capital to aggregate debit items was not meaningful.

## 8. INCOME TAXES

The Company has determined that it does not have any tax positions at December 31, 2018, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2017. The tax returns for the years ended December 31, 2016, and thereafter are subject to audit by the taxing authorities.

The components of Deferred Income Taxes included in Other Assets in the accompanying Statement of Financial Condition at December 31, 2018, are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryforward | 1,355 |
| Total deferred tax assets net of valuation allowance | 1,355 |
| Deferred tax liabilities: | |
| Premises and equipment related to depreciation and amortization | (18,997) |
| Prepaid expense | (63,407) |
| Total deferred tax liabilities | (82,404) |
| Net deferred tax assets (liabilities) | $ (81,049) |

At December 31, 2018, the Company had federal net operating loss carry over of $0 and state net operating loss carry over of $38,116 that expire from December 31, 2026 through December 31, 2035.

## 9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

## 10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2018:

| | |
|---|---|
| 2019 | $ 653,649 |
| 2020 | 414,202 |
| 2021 | 276,318 |
| 2022 | 132,482 |
| 2023 | 49,799 |
| Thereafter | - |
| | $ 1,526,450 |